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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2004

001-14832
 (Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                   Form 40-F    ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                   No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of June 2004

The following Exhibits to the Company's Registration Statement on Form F-3 (Reg. No. 333-69278) filed with this Form 6-K are incorporated by reference in Celestica's registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•	Exhibit 4.1.1	Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee, incorporated herein by reference.
•	Exhibit 4.2.1	First Supplemental Indenture to the Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee, incorporated herein by reference.
•	Exhibit 5.1	Opinion of Davies Ward Phillips & Vineberg LLP, dated June 16, 2004, incorporated herein by reference.
•	Exhibit 23.1.1	Consent of KPMG, dated June 16, 2004, incorporated herein by reference.

Exhibits

Exhibit 4.1.1	Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee
Exhibit 4.2.1	First Supplemental Indenture to the Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee
Exhibit 5.1	Opinion of Davies Ward Phillips & Vineberg LLP, dated June 16, 2004
Exhibit 23.1.1	Consent of KPMG, dated June 16, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: June 16, 2004	By:	/s/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

Exhibit 4.1.1	Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee
Exhibit 4.2.1	First Supplemental Indenture to the Indenture, dated June 16, 2004, between Celestica Inc. and JPMorgan Chase Bank, as trustee
Exhibit 5.1	Opinion of Davies Ward Phillips & Vineberg LLP, dated June 16, 2004
Exhibit 23.1.1	Consent of KPMG, dated June 16, 2004

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SIGNATURES
EXHIBIT INDEX